Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Cogo Group, Inc.:

We consent to the use of our reports dated March 16, 2011, with respect to the consolidated balance sheets of Cogo Group, Inc. and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2010 and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of Cogo Group, Inc. and to the reference to our firm under the heading “Selected Financial Data” in the annual report, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG

Hong Kong, China
May 27, 2011